Exhibit 99.1

NEWS RELEASE

Cascades Inc.	Telephone: 819-363-5100
404 Boul. Marie-Victorin, P.O. Box 30	Fax: 819-363-5155
Kingsey Falls, Québec Canada J0A 1B0
www.cascades.com

Cascades Announces a $15 Million Investment in Its Lachute Plant

Kingsey Falls, July 2, 2008 – Cascades announced today, in the presence of Alain Lemaire, President and CEO of Cascades, of Suzanne Blanchet, President and CEO of the Cascades Tissue Group, and David Whissell, Minister of Labour and MP for Argenteuil, a major investment towards the acquisition of a high-tech conversion line for its Lachute tissue paper plant.

Valued at $15 million, including a $3.1 million loan from Investissement Québec, this project will help preserve the 160 existing jobs as well as lend added value to it. The construction will start in the fall and should be completed before the end of 2008. “The investment that we are announcing today should enable the Tissue Group to increase its converting capacity as well as significantly increase efficiency at the Lachute plant, which will see five converting lines replaced by a single line, whose performance is far superior” stated Alain Lemaire.

“This investment will contribute to stepping up the production capacity of the plant, improving product quality and improving competitiveness which will enable us to better serve our industrial and institutional customers”, added Suzanne Blanchet.

In addition to installing this new converting line and auxiliary equipment, the project includes the acquisition of adjacent land, as well as the expansion and modifications to the existing building.

In line with Cascades’ commitment to sustainable development principles, the new building will be LEED certified. Leadership in Energy and Environmental Design certification recognizes buildings that are of high environmental quality and meet stringent performance standards, notably in terms of energy, water consumption, and use of local materials.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products composed mainly of recycled fibres. Cascades employs nearly 14,000 men and women who work in some 100 modern and flexible production units located in North America and in Europe. Cascades’ management philosophy, its more than 40 years of experience in recycling and its continued efforts in research and development are strengths which enable the company to create innovative products for its clients. The Cascades shares trade on the Toronto stock exchange under the ticker symbol CAS.

Cascades Tissue Group is a major tissue paper manufacturer for the commercial and institutional commercial markets, as well as for the giant paper-roll market. With 14 North-American plants, Cascades Tissue Group offers its clients a wide range of quality products throughout Canada and the United States.

About Cascades Tissue Group – Lachute
In 1995, Cascades acquired the Lachute plant from Perkins. The capacity of its paper machine is 38,000 short tonnes per year, and nearly 85% of the production is converted internally. The plant also converts 5,000 tonnes of sanitary tissue each year from other Cascades Tissue Group plants. The Lachute facility serves both the North-American commercial and industrial tissue paper markets under the Decor®, North River®, Horizon® and Tandem® trademarks.

For more information:

Media	Source
Christine Beaulieu	Serge Leroux
Director of Communications	Plant Manager
Cascades Inc.	Cascades Tissue Group - Lachute
Cell.: 819-350-0793	Tel.: 450-566-2501